AUDIOCODES LTD.

PROXY

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS FOR USE AT THE ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON DECEMBER 8, 2016

The undersigned shareholder of AudioCodes Ltd. (the "Company") hereby appoints SHABTAI ADLERSBERG, or if unable to attend, NIRAN BARUCH or ITAMAR ROSEN, the true and lawful attorney, agent and proxy of the undersigned, with full power of substitution, to vote as described below all of the shares of the Company that the undersigned is entitled to vote at the 2016 Annual General Meeting of Shareholders of the Company to be held at the principal executive offices of the Company, 1 Hayarden Street, Airport City Lod 7019900, Israel, on Thursday, December 8, 2016 at 2:00 p.m., local time, and at any adjournment thereof.

This proxy when properly executed will be voted in the manner directed herein by the undersigned shareholder. If no direction is made, this proxy will be voted FOR each of the items on the reverse side.

(Continued and to be signed on the reverse side)

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

AUDIOCODES LTD.

December 8, 2016

GO GREEN

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NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL:
The Notice of Meeting, Proxy Statement, Proxy Card
are available at http://www.tase.co.il/tase/ and http://www.magna.isa.gov.il

Please sign, date and mail your proxy card in the envelope provided as soon as possible.

↓ Please detach along perforated line and mail in the envelope provided. ↓

00033020303000000000 3 120816

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE [x]

EXPLANATION TO PROPOSAL 2: IT IS UNLIKELY THAT YOU ARE A CONTROLLING SHAREHOLDER OR THAT YOU HAVE A PERSONAL INTEREST IN THE RESOLUTION UNDER PROPOSAL 2, AND THEREFORE YOU PROBABLY NEED TO CHECK THE BOX. YOU SHOULD AVOID CHECKING THE BOX ONLY IF YOU HOLD THE POWER TO DIRECT THE ACTIVITIES OF THE COMPANY, OTHER THAN BY REASON OF BEING A DIRECTOR OR OTHER OFFICE HOLDER OF THE COMPANY ("CONTROLLING SHAREHOLDER") OR IF YOU, YOUR RELATIVE OR A COMPANY, OTHER THAN AUDIOCODES, THAT IS AFFILIATED WITH YOU OR YOUR RELATIVE, ARE DOING BUSINESS WITH OR HAVE A FAMILY RELATIONSHIP WITH ANY OF OUR OFFICE HOLDERS ("PERSONAL INTEREST"). YOU DO NOT HAVE A PERSONAL INTEREST JUST BECAUSE YOU OWN AUDIOCODES SHARES. IF YOU DO NOT CHECK THE BOX, YOUR VOTE WILL BE CLASSIFIED AS A VOTE SUBJECT TO PERSONAL INTEREST WITH RESPECT TO PROPOSAL 2 AND THEREFORE WILL NOT BE COUNTED AS PART OF THE NON-INTERESTED VOTES.

IF YOU THINK THAT YOU ARE A CONTROLLING SHAREHOLDER OR HAVE A PERSONAL INTEREST, PLEASE CONTACT THE COMPANY'S CHIEF LEGAL OFFICER FOR GUIDANCE AT +972-3-976-4000.

	FOR	AGAINST	ABSTAIN
1. TO REELECT MS. ZEHAVA SIMON AS A CLASS I DIRECTOR FOR A TERM OF THREE YEARS	☐	☐	☐
2. TO APPROVE THE COMPENSATION POLICY FOR OFFICERS AND DIRECTORS OF THE COMPANY FOR THE YEARS 2016-2018	☐	☐	☐
PLEASE NOTE: with respect to Proposal 2, **please indicate, by checking the box at right, that you are NOT a controlling shareholder and that you do NOT have a personal interest** in this resolution (see explanation on the left side of this card).	☐		
3. SUBJECT TO APPROVAL OF EACH OF PROPOSAL ONE AND PROPOSAL TWO, TO APPROVE THE GRANT OF OPTIONS TO PURCHASE 22,500 ORDINARY SHARES TO MS. ZEHAVA SIMON FOR HER SERVICES AS A DIRECTOR OF THE COMPANY	☐	☐	☐
4. TO RATIFY THE APPOINTMENT OF THE COMPANY'S INDEPENDENT AUDITORS FOR 2016 AND TO AUTHORIZE THE BOARD OF DIRECTORS TO DETERMINE THE COMPENSATION OF THE AUDITORS	☐	☐	☐

The undersigned hereby acknowledges receipt of the Notice of the 2016 Annual General Meeting of Shareholders and the Proxy Statement accompanying such Notice, revokes any proxy or proxies heretofore given to vote upon or act with respect to the undersigned's shares and hereby ratifies and confirms all that said proxies, their substitutes, or any of them, may lawfully do by virtue thereof.

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐

Signature of Shareholder ________ Date: ________ Signature of Shareholder ________ Date: ________

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.